                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 5)(1)

                         SUNSTONE HOTEL INVESTORS, INC.
--------------------------------------------------------------------------------

                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------

                         (TITLE OF CLASS OF SECURITIES)

     -----------------------------------------------------------------------

                                 (CUSIP NUMBER)

                                JONATHAN H. PAUL
                     WESTBROOK REAL ESTATE PARTNERS, L.L.C.
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 849-8800

                                 WITH A COPY TO:

                              PATRICK K. FOX, ESQ.
                     WESTBROOK REAL ESTATE PARTNERS, L.L.C.
                             13155 NOEL ROAD - LB54
                                   SUITE 2300
                                DALLAS, TX 75240
                                 (972) 934-0100
--------------------------------------------------------------------------------

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                  JULY 13, 1999
     -----------------------------------------------------------------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(e), 13D-1(f) OR 13D-1(g), CHECK THE FOLLOWING BOX [ ].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

1 THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                             PAGE 1 OF 12 PAGES

                               AMENDMENT NO. 5 TO

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

                  This Amendment No. 5 amends the Schedule 13D filed on October 24, 1997, as amended (the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share, of Sunstone Hotel Investors, Inc., a Maryland corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.

         Item 2. Identity and Background.

                  Item 2 of the Schedule 13D is hereby amended and supplemented by deleting the fourth paragraph thereof and adding the following paragraphs after the third paragraph thereof:

                  As described in Item 4 below, SHP Acquisition and its subsidiary, SHP Investors Sub, Inc., a Maryland corporation ("Buyer"), have entered into an Agreement and Plan of Merger with Issuer dated as of July 12, 1999 (the "Merger Agreement") pursuant to which, on the terms and conditions set forth therein, SHP Acquisition would acquire Issuer, and holders of Issuer Common Stock (other than certain holders described in Item 4 below) would receive consideration of $10.35 per share (as adjusted as provided in the Merger Agreement) in cash (the "Cash Price") in exchange for their shares. In addition, as described in Item 4 below, SHP Acquisition and its subsidiary, SHP OP, L.L.C., a Delaware limited liability company ("Buyer OP"), have entered into an Agreement and Plan of Merger with Sunstone Hotel Investors, L.P. ("Sunstone OP") dated as of July 12, 1999 (the "Partnership Merger Agreement") pursuant to which, on the terms and conditions set forth therein, SHP Acquisition would acquire Sunstone OP and holders of outstanding partnership units in Sunstone OP ("OP Units") would receive in exchange for their OP Units consideration equal to the Cash Price or, at the election of eligible holders as provided in the Partnership Merger Agreement, preferred units or common units of SHP Acquisition in a face amount per OP Unit equal to the Cash Price.

         Item 3. Source and Amount of Funds or Other Consideration.

                 Item 3 of the Schedule 13D is hereby amended and supplemented by deleting the second paragraph thereof and adding the following paragraphs after the first paragraph thereof:

                  SHP Acquisition estimates that it will require approximately $900 million of funds to finance the transactions contemplated by the Merger Agreement and the Partnership Merger Agreement. SHP Acquisition expects to obtain such funds from equity contributions from its members and debt financing as further described below. Pursuant

                               Page 2 of 12 Pages
         to the terms of the Contribution and Sale Agreement among Westbrook SHP L.L.C. ("Westbrook LLC"), a Delaware limited liability company, WREF III, WRECIP III, Mr. Alter, Riverside Hotel Partners, Inc., a California corporation ("Riverside"), Alter Investment Group Ltd., a Colorado limited partnership ("Alter Investment Group"), Mr. Biederman, Regina Biederman ("Mrs. Biederman"), Sunstone Hotel Management, Inc., a Colorado corporation ("Management"), Management Sub SHP L.L.C., a Delaware limited liability company ("Management Sub"), Lessee, SHP Acquisition and WREF I, dated as of July 12, 1999 (the "Contribution Agreement") (attached hereto as Exhibit 10), certain of the parties to the Contribution Agreement have agreed to contribute assets, equity interests and cash to SHP Acquisition. The Contribution Agreement provides that, subject to the terms and conditions thereof, Westbrook LLC, WREF III, WREF I and WRECIP I will make aggregate cash contributions to SHP Acquisition such that, after giving effect to the proceeds under the Commitment Letter (as defined below), SHP Acquisition and its subsidiaries shall have an amount of cash that is sufficient to consummate the transactions contemplated by the Merger Agreement and the Partnership Merger Agreement. The Contribution Agreement further provides that Mr. Alter will contribute to SHP Acquisition certain of the capital stock and other interests in Lessee held by him and that Mr. Alter, Riverside and Alter Investment Group will contribute all the OP Units owned by each of them to SHP Acquisition. Pursuant to the Contribution Agreement, Mr. Biederman will sell all of his shares of capital stock of Lessee and contribute all of his OP Units to SHP Acquisition.

                  In addition to the equity financing discussed above, PW Real Estate Investments Inc. ("PW"), a wholly-owned subsidiary of Paine Webber Real Estate Securities Inc., has provided WREF III with a commitment letter dated July 12, 1999 (the "Commitment Letter") (attached hereto as Exhibit G to the Merger Agreement) with respect to debt financing for the transactions contemplated by the Merger Agreement and the Partnership Merger Agreement. Subject to the terms and conditions of the Commitment Letter, PW has agreed to provide a loan to fund a portion of the consideration required for the consummation of the transactions contemplated by the Merger Agreement and the Partnership Merger Agreement. The proposed loan (the "Mortgage Loan") will be secured by (i) first mortgage liens on certain properties, (ii) a first priority assignment of all leases and rents attributable to such properties, (iii) a first priority assignment of all security accounts and other reserves and escrows for such properties and (iv) a first priority assignment of all rights of the borrowers or the operating lessee, as applicable, under operating leases, management agreements, franchise agreements, licensing agreements and other licenses, permits and agreements relating to the ownership and/or operation of such properties.

                  Subject to the terms and conditions set forth in the Commitment Letter, PW has committed to provide at least $454,600,000 of debt financing (subject to reduction as provided in the Commitment Letter) and may provide as much as $502,000,000 of debt financing. PW's financing commitment is subject to execution of definitive financing agreements and other conditions set forth in the Commitment Letter.


                               Page 3 of 12 Pages

                  The information set forth in response to this Item 3 is qualified in its entirety by reference to the Contribution Agreement, the Commitment Letter, the Merger Agreement and the Partnership Merger Agreement.

                  None of the Reporting Persons has contributed any funds or other consideration toward the purchase of the shares of Issuer Common Stock that may be deemed to be beneficially owned by the Alter Affiliates as described in Item 5.

         Item 4.  Purpose of Transaction.

                  Item 4 of the Schedule 13D is hereby amended and supplemented by deleting each paragraph after the fifth paragraph hereof and adding the following thereafter:

                  On the morning of July 13, 1999, SHP Acquisition, Buyer and the Issuer entered into the Merger Agreement (attached hereto as Exhibit 11) pursuant to which, on the terms and subject to the conditions set forth therein, among other things, Buyer will be merged with and into the Issuer, each share of Issuer Common Stock (other than Issuer Common Stock held by SHP Acquisition, Buyer or any wholly-owned subsidiary of SHP Acquisition or Buyer) will be converted into the right to receive the Cash Price and each share of Issuer Preferred Stock (other than Issuer Preferred Stock held by SHP Acquisition, Buyer or any wholly-owned subsidiary of SHP Acquisition or Buyer) shall be converted into the right to receive the "Liquidation Preference" (as such term is defined in the Articles Supplementary). Consummation of the transactions contemplated by the Merger Agreement is subject to, among other things, the affirmative approval of (i) the Merger Agreement by holders of a majority of the outstanding Issuer Common Stock and Issuer Preferred Stock and (ii) certain amendments (attached hereto as Exhibit D to the Merger Agreement) to the Issuer's articles of incorporation by holders of two-thirds of the outstanding Issuer Common Stock and Issuer Preferred Stock.

                  Concurrently with the execution and delivery of the Merger Agreement, SHP Acquisition, Buyer OP, SHP Properties Corp., a Delaware corporation ("SHP Properties"), and Sunstone OP entered into the Partnership Merger Agreement (attached hereto as Exhibit 12), pursuant to which, on the terms and subject to the conditions set forth therein, among other things, Buyer OP will be merged with and into Sunstone OP and each holder of common OP Units other than Issuer will be offered the option of receiving, for each such OP Unit held by such holder, either (A) an amount equal to the Cash Price or (B) one Class A Preferred Unit of SHP Acquisition or (C) one Class B Common Unit of SHP Acquisition (in the case of (B) and (C) having the terms set forth in the LLC Agreement referred to in Item 6) (provided that such holder must be an "accredited investor" as defined in Rule 501 under the Securities Act of 1933, as amended, and satisfy certain other conditions, to elect the option described in clause (B) or (C)). Immediately prior to the Partnership Merger, Sunstone OP shall redeem certain of the common and preferred OP Units held by the Issuer in exchange for certain assets held by Sunstone OP in accordance with the terms set forth in the Partnership Merger Agreement. Each common OP Unit held by the Issuer after this redemption shall be converted into the right

                               Page 4 of 12 Pages
         to receive the Cash Price. Consummation of the transactions contemplated by the Partnership Merger Agreement is subject to, among other things, the affirmative approval of (i) the Partnership Merger Agreement by the Issuer, in its capacity as general partner of Sunstone OP, and limited partners of Sunstone OP holding more than fifty percent of the partnership interests of the partners of Sunstone OP and (ii) certain amendments (attached hereto as Exhibit F to the Merger Agreement) to Sunstone OP's partnership agreement by holders of two-thirds of the outstanding OP Units (excluding any OP Units held by Issuer or its affiliates).

                  To secure certain obligations of SHP Acquisition and Buyer under the Merger Agreement, on the morning of July 13, 1999, SHP Acquisition entered into an escrow agreement, dated as of July 12, 1999, with the Issuer, Sunstone OP and Fidelity National Title Insurance Company, as escrow agent (the "Escrow Agent") (attached hereto as Exhibit 14), pursuant to which WREF III has deposited a letter of credit (the "Letter of Credit") (attached hereto as Exhibit H to the Merger Agreement) in the amount of $25,000,000 in favor of the Escrow Agent which may, subject to the terms of the Merger Agreement, be drawn upon to pay certain amounts to the Issuer if the Merger Agreement is terminated in certain circumstances.

                  The Reporting Persons have been advised that each of the Alter Affiliates originally acquired the shares of Issuer Common Stock beneficially owned by each of them in their respective capacities as officers and directors of the Issuer and Lessee, as the case may be.

                  Other than as described above in Item 3 and this Item 4, none of the Reporting Persons has, and the Reporting Persons have been advised that none of the Alter Affiliates have, any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

                  The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the Partnership Merger Agreement, the LLC Agreement (as defined in Item 6), the Escrow Agreement and the Letter of Credit, each of which is incorporated herein by reference.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Item 6 of the Schedule 13D is hereby amended and supplemented by deleting each paragraph after the first paragraph thereof in its entirety and inserting the following paragraphs after the first paragraph thereof:

                  As described in Item 3 hereof, on the morning of July 13, 1999, Westbrook LLC, WREF III, WRECIP III, Mr. Alter, Riverside, Alter Investment Group, Mr. Biederman, Mrs. Biederman, Management, Management Sub, Lessee, SHP Acquisition and WREF I entered into the Contribution Agreement, which sets forth certain understandings among the parties thereto

                               Page 5 of 12 Pages
         with respect to certain contributions of assets, equity interests and cash to be made to SHP Acquisition in connection with the consummation of the transactions under the Merger Agreement and the Partnership Merger Agreement. In addition, on the morning of July 13, 1999, each of Westbrook LLC, WREF III, WRECIP III, Alter SHP LLC., a Delaware limited liability company, and Biederman SHP LLC, a Delaware limited liability company, as members of SHP Acquisition, and Mr. Alter and WF III, as withdrawing members of SHP Acquisition, have entered into the Amended and Restated Limited Liability Company Agreement of SHP Acquisition dated as of July 12, 1999 (the "LLC Agreement") (attached hereto as
         Exhibit 13), which sets forth the terms of the equity interests in SHP Acquisition to be issued at consummation of the transactions contemplated by the Contribution Agreement, Merger Agreement and Partnership Merger Agreement as well as certain agreements among the members of SHP Acquisition with respect to their respective rights and obligations with respect to their interests therein, including without limitation as to structure, capitalization, distributions, liquidations, governance, transfers of interests, call rights, rights of first offer, restrictions on sale of assets and exclusivity.

                  As described in Item 4 hereof, on the morning of July 13 SHP Acquisition, Buyer and the Issuer entered into the Merger Agreement providing for the merger of Buyer with and into Issuer. The agreements entered into contemporaneously with the Merger Agreement include a Voting Agreement and Proxy (attached hereto as Exhibit C to the Merger Agreement) (the "Proxy") among the Issuer, WREF I, Mr. Alter, Mr. Biederman and SHP Acquisition pursuant to which each of WREF I, Mr. Alter and Mr. Biederman agrees to vote each of the shares of Issuer Common Stock held by such shareholder to approve the transactions contemplated by the Merger Agreement and the amendments to the articles of incorporation of Issuer relating thereto and to vote against any merger, consolidation, sale of assets or other business combination involving the Issuer other than the transactions contemplated by the Merger Agreement, and grants a voting proxy to the Issuer to vote the shares held by each such shareholder accordingly.

                  Other agreements entered into contemporaneously with the Merger Agreement include the Partnership Merger Agreement described in
         Item 4 hereof among SHP Acquisition, Buyer OP, SHP Properties and Sunstone OP, pursuant to which Buyer OP will be merged with and into Sunstone OP, and the Voting Agreements and Consents (attached hereto as Exhibit E to the Merger Agreement) (the "Partner Consents") of certain holders of OP Units consenting to the Partnership Merger and the amendments to the partnership agreement of Sunstone OP relating thereto and agreeing to vote against any merger, consolidation, sale of assets or other business combination involving Sunstone OP other than the transactions contemplated by the Partnership Merger Agreement.

                  The descriptions of the LLC Agreement, Merger Agreement, Proxy, Partnership Merger Agreement and the Partner Consents contained in this Item 6 are qualified in their entirety by reference to the LLC Agreement, Merger Agreement, Proxy, Partnership Merger Agreement and the Partner Consents, each of which is incorporated herein by reference.


                               Page 6 of 12 Pages

                  Except as set forth in this Schedule 13D, and except for the Joint Filing Agreement dated April 5, 1999 among the Reporting Persons and attached as Exhibit 5 to this Schedule 13D, the Reporting Person do not have any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

         Item 7.  Material to be Filed as Exhibits.

                  Item 7 of the Schedule 13D is amended and supplemented by deleting Exhibits 5, 6, 7, 9, 14 and 15, renumbering Exhibits 8, 10, 11, 12 and 13 as numbers 5, 6, 7, 8, and 9, respectively, and adding the following Exhibits thereto:

                  10. Contribution and Sale Agreement among Westbrook LLC, WREF III, WRECIP III, Mr. Alter, Riverside, Alter Investment Group, Mr. Biederman, Mrs. Biederman, Management, Management Sub, Lessee, SHP Acquisition and WREF I, dated as of July 12, 1999

                  11. Agreement and Plan of Merger, dated as of July 12, 1999, by and among SHP Acquisition, Buyer and the Issuer

                  12. Agreement and Plan of Merger, dated as of July 12, 1999, by and among SHP Acquisition, Buyer OP, Sunstone OP and SHP Properties

                  13. Amended and Restated Limited Liability Company Agreement of SHP Acquisition, dated as of July 12, 1999

                  14. Escrow Agreement, dated as of July 12, 1999, by and among SHP Acquisition, the Issuer, Sunstone OP and the Escrow Agent

                               Page 7 of 12 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 1999

                WESTBROOK REAL ESTATE PARTNERS, L.L.C.

                By:  /s/ Jonathan H. Paul
                ---------------------------------
                Name:  Jonathan H. Paul
                Title:    Managing Principal

                WESTBROOK REAL ESTATE PARTNERS
                MANAGEMENT I, L.L.C.

                By:      Westbrook Real Estate Partners, L.L.C.,
                         its sole member

                By:  /s/ Jonathan H. Paul
                ---------------------------------
                Name:  Jonathan H. Paul
                Title:    Managing Principal

                WESTBROOK REAL ESTATE FUND I, L.P.

                By:      Westbrook Real Estate Partners
                         Management I, L.L.C., its General Partner

                By:      Westbrook Real Estate Partners, L.L.C.,
                         its sole member

                By:  /s/ Jonathan H. Paul
                ---------------------------------
                Name:  Jonathan H. Paul
                Title:    Managing Principal



                             Page 8 of 12 Pages

                 WESTBROOK REAL ESTATE
                 CO-INVESTMENT PARTNERSHIP I, L.P.

                 By:      Westbrook Real Estate Partners
                          Management I, L.L.C., its General Partner

                 By:      Westbrook Real Estate Partners, L.L.C.,
                          its sole member

                 By:  /s/ Jonathan H. Paul
                      -------------------------------------------
                          Name:  Jonathan H. Paul
                          Title:    Managing Principal

                 WESTBROOK REAL ESTATE PARTNERS
                 MANAGEMENT III, L.L.C.

                 By:      Westbrook Real Estate Partners, L.L.C., its sole
                          member

                 By:  /s/ Jonathan H. Paul
                      -------------------------------------------
                          Name:  Jonathan H. Paul
                          Title:    Managing Principal

                 WESTBROOK REAL ESTATE FUND III, L.P.

                 By:      Westbrook Real Estate Partners
                          Management III, L.L.C., its General Partner

                 By:      Westbrook Real Estate Partners, L.L.C.,
                          its sole member

                 By:  /s/ Jonathan H. Paul
                      -------------------------------------------
                          Name:  Jonathan H. Paul
                          Title:    Managing Principal


                 WESTBROOK REAL ESTATE
                 CO-INVESTMENT PARTNERSHIP III, L.P.

                 By:      Westbrook Real Estate Partners
                          Management III, L.L.C., its General Partner

                 By:      Westbrook Real Estate Partners, L.L.C.,
                          its sole member

                 By:  /s/ Jonathan H. Paul
                      -------------------------------------------
                      Name: Jonathan H. Paul
                      Title: Managing Principal

                               Page 9 of 12 Pages

                 WESTBROOK REAL ESTATE
                 CO-INVESTMENT PARTNERSHIP III, L.P.

                 By:    Westbrook Real Estate Partners
                        Management III, L.L.C., its General Partner

                 By:    Westbrook Real Estate Partners, L.L.C.,
                        its sole member

                 By:  /s/ Jonathan H. Paul
                      --------------------------------------------

                          Name:  Jonathan H. Paul
                          Title:    Managing Principal

                 WESTBROOK FUND III ACQUISITIONS, L.L.C.

                 By:  /s/ Jonathan H. Paul
                      --------------------------------------------
                          Name:  Jonathan H. Paul
                          Title:    Vice President

                 SHP ACQUISITION, L.L.C.

                 By:  /s/ Jonathan H. Paul
                      --------------------------------------------
                          Name:  Jonathan H. Paul
                          Title:    Manager


                 GREGORY J. HARTMAN

                 /s/ Jonathan H. Paul
                 -------------------------------------------------
                          By:  Jonathan H. Paul, Attorney-in-Fact

                 PAUL D. KAZILIONIS

                 /s/ Jonathan H. Paul
                 -------------------------------------------------
                          By:  Jonathan H. Paul, Attorney-in-Fact


                              Page 10 of 12 Pages

                 JONATHAN H. PAUL

                 /s/ Jonathan H. Paul
                 -------------------------------------------------

                 WILLIAM H. WALTON III

                 /s/ Jonathan H. Paul
                 -------------------------------------------------
                          By:  Jonathan H. Paul, Attorney-in-Fact




                             Page 11 of 12 Pages

                                INDEX TO EXHIBITS



Exhibit Number             Description of Exhibits
--------------             -----------------------


                  10. Contribution and Sale Agreement among Westbrook LLC, WREF III, WRECIP III, Mr. Alter, Riverside, Alter Investment Group, Mr. Biederman, Mrs. Biederman, Management, Management Sub, Lessee, SHP Acquisition and WREF I, dated as of July 12, 1999

                  11. Agreement and Plan of Merger, dated as of July 12, 1999, by and among SHP Acquisition, Buyer and the Issuer

                  12. Agreement and Plan of Merger, dated as of July 12, 1999, by and among SHP Acquisition, Buyer OP, Sunstone OP and SHP Properties

                  13. Amended and Restated Limited Liability Company Agreement of SHP Acquisition, dated as of July 12, 1999

                  14. Escrow Agreement, dated as of July 12, 1999, by and among SHP Acquisition, the Issuer, Sunstone OP and the Escrow Agent



                              Page 12 of 12 Pages